October 2, 2019

Via Edgar

Ms. Beverly Singleton

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, DC 20549

Re:	Callaway Golf Company
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 1, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019 Filed August 9, 2019
Form 8-K
Filed on August 8, 2019
File No. 001-10962

Dear Ms. Singleton:

We are writing in response to your letter dated September 20, 2019 (the “Comment Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings of Callaway Golf Company (the “Company”). Pursuant to our telephone conversation on September 25, 2019, we respectfully request an extension of an additional ten business days for the Company to respond to the Comment Letter. As such, the Company intends to submit its response to the Comment Letter on or before October 18, 2019.

Thank you for your consideration.

Very truly yours,

/s/ Jennifer Thomas
Jennifer Thomas
Vice President and Chief Accounting Officer

Callaway Golf Company    2180 Rutherford Road    Carlsbad, CA 92008-7328    T (760) 931 1771